Management’s Discussion and Analysis
for the three months ended December 31, 2024

1.     HIGHLIGHTS
FINANCIAL
THIRD QUARTER OF FISCAL 2025

(amounts in millions, except per share amounts, adjusted ROCE and book-to-sales ratio)		Q3-2025	Q3-2024	Variance $	Variance %
Performance
Revenue		$1,223.4	$1,094.5	$128.9	12%
Operating income		$262.6	$121.6	$141.0	116%
Adjusted segment operating income[1]		$190.0	$145.1	$44.9	31%
Net income attributable to equity holders of the Company		$168.6	$56.5	$112.1	198%
Basic and diluted earnings per share (EPS) – continuing operations		$0.53	$0.18	$0.35	194%
Adjusted EPS[1]		$0.29	$0.24	$0.05	21%
Net cash provided by operating activities		$424.6	$220.8	$203.8	92%
Free cash flow[1]		$409.8	$190.0	$219.8	116%
Liquidity and Capital Structure
Capital employed[1]		$8,111.8	$7,813.7	$298.1	4%
Adjusted return on capital employed (ROCE)[1]	%	5.7%	7.0
Total debt		$3,655.4	$3,209.9	$445.5	14%
Net debt[1]		$3,352.9	$3,085.4	$267.5	9%
Growth
Adjusted order intake[1]		$2,218.7	$1,273.9	$944.8	74%
Adjusted backlog[1]		$20,279.7	$11,746.3	$8,533.4	73%
Book-to-sales ratio[1]		1.81	1.16
Book-to-sales ratio for the last 12 months		1.74	1.10

FISCAL 2025 YEAR TO DATE

(amounts in millions, except per share amounts)		Q3-2025	Q3-2024	Variance $	Variance %
Performance
Revenue		$3,432.5	$3,156.5	$276.0	9%
Operating income		$489.3	$347.6	$141.7	41%
Adjusted segment operating income		$473.2	$424.0	$49.2	12%
Net income attributable to equity holders of the Company		$269.4	$180.2	$89.2	50%
Basic and diluted EPS – continuing operations		$0.84	$0.56	$0.28	50%
Adjusted EPS		$0.74	$0.75	$(0.01)	(1%)
Net cash provided by operating activities		$573.8	$351.7	$222.1	63%
Free cash flow		$524.5	$227.1	$297.4	131%

BUSINESS COMBINATIONS
On November 5, 2024, we increased our ownership stake in our existing SIMCOM Aviation Training (SIMCOM) joint venture by purchasing an additional interest from Volo Sicuro for a cash consideration of $322.8 million [US$232.3 million], subject to customary adjustments. As a result, we obtained control over SIMCOM’s four training centres located in the U.S. providing pilot training across multiple business aviation aircraft platforms. Additionally, CAE and SIMCOM have extended their current exclusive business aviation training services agreement with Flexjet, LLC, a related party of Volo Sicuro, and its affiliates by five years, bringing the remaining exclusivity period to 15 years.
1 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE Third Quarter Report 2025 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
In this management’s discussion and analysis (MD&A), we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2025 mean the fiscal year ending March 31, 2025;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2024;
–Dollar amounts are in Canadian dollars.

This MD&A was prepared as of February 13, 2025. It is intended to enhance the understanding of our unaudited consolidated interim financial statements and notes for the third quarter ended December 31, 2024 and should therefore be read in conjunction with this document and our annual audited consolidated financial statements for the year ended March 31, 2024. We have prepared it to help you understand our business, performance and financial condition for the third quarter of fiscal 2025. Except as otherwise indicated, all financial information has been reported in accordance with IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and based on unaudited figures.

For additional information, please refer to our annual MD&A for the year ended March 31, 2024 which provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our mission;
–Our vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Discontinued operations;
–Business risk and uncertainty;
–Related party transactions;
–Non-IFRS and other financial measures and supplementary non-financial information;
–Changes in accounting policies;
–Internal control over financial reporting;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

NON-IFRS AND OTHER FINANCIAL MEASURES
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Performance Measures
–Gross profit margin (or gross profit as a % of revenue);
–Operating income margin (or operating income as a % of revenue);
–Adjusted segment operating income or loss;
–Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue);
–Adjusted effective tax rate;
–Adjusted net income or loss;
–Adjusted earnings or loss per share (EPS);
–EBITDA and Adjusted EBITDA;
–Free cash flow.

2 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
Liquidity and Capital Structure Measures
–Non-cash working capital;
–Capital employed;
–Adjusted return on capital employed (ROCE);
–Net debt;
–Net debt-to-capital;
–Net debt-to-EBITDA and net debt-to-adjusted EBITDA;
–Maintenance and growth capital expenditures.

Growth Measures
–Adjusted order intake;
–Adjusted backlog;
–Book-to-sales ratio.

Definitions of all non-IFRS and other financial measures are provided in Section 12.1 “Non-IFRS and other financial measure definitions” of this MD&A to give the reader a better understanding of the indicators used by management. In addition, when applicable, we provide a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Section 12.1 “Non-IFRS and other financial measure definitions” for references to where these reconciliations are provided.

ABOUT MATERIAL INFORMATION
This MD&A includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to environmental, social and governance (ESG) matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts (as defined in Section 6.2 “Defense and Security” of this MD&A) as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts and other statements that are not historical facts. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

CAE Third Quarter Report 2025 I 3

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, strategic risks, such as geopolitical uncertainty, global economic conditions, competitive business environment, original equipment manufacturer (OEM) leverage and encroachment, inflation, international scope of our business, changes in U.S. trade policies or regulations, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, risk that we cannot assure investors that we will effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers and acquisitions, business continuity, subcontractors, fixed price and long-term supply contracts, our continued reliance on certain parties and information, and health and safety; cybersecurity risks; talent risks, such as recruitment, development and retention, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, returns to shareholders, shareholder activism, estimates used in accounting, impairment risk, pension plan funding, indebtedness, acquisition and integration costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; legal and regulatory risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; ESG risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and more acute scrutiny and perception gaps regarding ESG matters; reputational risks; and technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this MD&A. You will find more information about the risks and uncertainties affecting our business in Section 11 “Business risk and uncertainty” of this MD&A and Section 10 “Business risk and uncertainty” of our 2024 financial report. Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this MD&A. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the Legacy Contracts while managing the risks associated therewith, our ability to defend our position in the dispute with the buyer of the CAE Healthcare business, and the realization of the expected strategic, financial and other benefits of the increase of our ownership stake in SIMCOM Aviation Training in the timeframe anticipated. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate. For more information, including with respect to other assumptions underlying the forward‑looking statements made in this MD&A, refer to Section 11 “Business risk and uncertainty” of this MD&A and Section 10 “Business risk and uncertainty” of our annual MD&A for the year ended March 31, 2024.

4 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
3.     ABOUT CAE
3.1       Who we are

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators and defence and security forces to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees in more than 240 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts–the highest‑fidelity flight and mission simulators as well as training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our mission

To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

3.3       Our vision

To be the worldwide partner of choice in civil aviation and defence and security by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.

3.4       Our strategy

CAE’s four strategic pillars
There are four fundamental pillars that underpin our strategy and investment thesis:
–Efficient growth;
–Technology and market leadership;
–Revolutionizing training and critical operations;
–Skills and culture.

For further details, refer to Section 3.4 “Our strategy” of CAE’s MD&A for the year ended March 31, 2024 available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

3.5       Our operations

Our operations are managed through two segments:
–Civil Aviation – We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions. The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance, repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–Defense and Security – We are a global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide.

There have been no significant changes to our operations since the end of fiscal 2024. For further details, refer to Section 3.5 “Our operations” of CAE’s MD&A for the year ended March 31, 2024 available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

CAE Third Quarter Report 2025 I 5

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and adjusted backlog in Canadian dollars at the end of each of the following periods:

	December 31	September 30	Increase /	March 31	Increase /
	2024	2024	(decrease)	2024	(decrease)
U.S. dollar (US$ or USD)	1.44	1.35	7%	1.35	7%
Euro (€ or EUR)	1.49	1.51	(1%)	1.46	2%
British pound (£ or GBP)	1.80	1.81	(1%)	1.71	5%

We used the average quarterly and year to date foreign exchange rates below to value our revenues and expenses throughout the following periods:

	Three months ended			Nine months ended
	December 31		Increase /	December 31		Increase /
	2024	2023	(decrease)	2024	2023	(decrease)
U.S. dollar (US$ or USD)	1.40	1.36	3%	1.38	1.35	2%
Euro (€ or EUR)	1.49	1.46	2%	1.49	1.46	2%
British pound (£ or GBP)	1.79	1.69	6%	1.76	1.69	4%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $19.5 million and an increase in adjusted segment operating income of $2.4 million when compared to the third quarter of fiscal 2024. For the first nine months of fiscal 2025, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $47.4 million and an increase in adjusted segment operating income of $5.2 million when compared to the first nine months of fiscal 2024. We calculated this by translating the current quarter foreign currency revenue and adjusted segment operating income of our foreign operations using the average monthly exchange rates from the prior year’s third quarter and comparing these adjusted amounts to our current quarter reported results. You will find more details about our foreign exchange exposure and hedging strategies in Section 10 "Business Risk and Uncertainty" in our MD&A for the year ended March 31, 2024.

6 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
5.     CONSOLIDATED RESULTS
5.1       Results from operations – third quarter of fiscal 2025

(amounts in millions, except per share amounts)		Q3-2025	Q2-2025	Q1-2025	Q4-2024	Q3-2024
Continuing operations
Revenue		$1,223.4	1,136.6	1,072.5	1,126.3	1,094.5
Cost of sales		$883.8	845.5	793.8	844.8	791.9
Gross profit		$339.6	291.1	278.7	281.5	302.6
As a % of revenue[2]	%	27.8	25.6	26.0	25.0	27.6
Research and development expenses		$28.7	37.2	35.9	41.7	38.1
Selling, general and administrative expenses		$140.2	127.6	133.5	138.1	140.9
Other (gains) and losses		$(0.1)	(2.7)	(0.9)	36.3	(4.8)
After-tax share in profit of equity accounted investees		$(19.2)	(20.0)	(24.0)	(24.6)	(16.7)
Restructuring, integration and acquisition costs		$—	30.9	25.6	55.0	23.5
Gain on remeasurement of previously held equity interest		$(72.6)	—	—	—	—
Impairment of goodwill		$—	—	—	568.0	—
Operating income (loss)		$262.6	118.1	108.6	(533.0)	121.6
As a % of revenue[2]	%	21.5	10.4	10.1	—	11.1
Finance expense – net		$56.6	52.9	49.5	52.4	52.4
Earnings (loss) before income taxes		$206.0	65.2	59.1	(585.4)	69.2
Income tax expense (recovery)		$34.8	10.4	8.3	(80.6)	8.2
As a % of earnings (loss) before income taxes
(effective tax rate)%		17	16	14	14	12
Net income (loss) from continuing operations		$171.2	54.8	50.8	(504.8)	61.0
Net income (loss) from discontinued operations		$—	—	—	20.5	(1.9)
Net income (loss)		$171.2	54.8	50.8	(484.3)	59.1
Attributable to:
Equity holders of the Company		$168.6	52.5	48.3	(484.2)	56.5
Non-controlling interests		$2.6	2.3	2.5	(0.1)	2.6
		$171.2	54.8	50.8	(484.3)	59.1
EPS attributable to equity holders of the Company
Basic and diluted – continuing operations		$0.53	0.16	0.15	(1.58)	0.18
Basic and diluted – discontinued operations		$—	—	—	0.06	(0.01)

Adjusted segment operating income[2]		$190.0	149.0	134.2	125.7	145.1
Adjusted net income[2]		$91.9	76.2	67.8	38.7	76.6
Adjusted EPS[2]		$0.29	0.24	0.21	0.12	0.24

2 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE Third Quarter Report 2025 I 7

Management’s Discussion and Analysis

Revenue was 12% higher compared to the third quarter of fiscal 2024
Revenue was $1,223.4 million this quarter, $128.9 million or 12% higher compared to the third quarter of fiscal 2024. For the first nine months of fiscal 2025, revenue was $3,432.5 million, $276.0 million or 9% higher than the same period last year.

Revenue variances by segment were as follows:

(amounts in millions)
Three months ended December 31	2024	2023	Variance $	Variance %
Civil Aviation	$752.6	$622.1	$130.5	21%
Defense and Security	470.8	472.4	(1.6)	—%
Revenue	$1,223.4	$1,094.5	$128.9	12%

Nine months ended December 31	2024	2023	Variance $	Variance %
Civil Aviation	$1,980.9	$1,735.0	$245.9	14%
Defense and Security	1,451.6	1,421.5	30.1	2%
Revenue	$3,432.5	$3,156.5	$276.0	9%

You will find more details in Section 6 "Results by segment" of this MD&A.

Gross profit was 12% higher compared to the third quarter of fiscal 2024
Gross profit was $339.6 million this quarter (27.8% of revenue) compared to $302.6 million (27.6% of revenue) in the third quarter of fiscal 2024. The increase in gross profit was realized in both segments. The increase in Civil Aviation compared to the third quarter of fiscal 2024 was mainly due to a higher contribution from simulator sales, driven by higher deliveries, a higher contribution from business training services, driven by a more favourable sales mix and higher business utilization, and the consolidation into our results of SIMCOM following the increase of our ownership stake this quarter, partially offset by a lower contribution from commercial training services, driven by a less favourable sales mix and lower commercial utilization on reduced initial training demand. The increase in Defense and Security compared to the third quarter of fiscal 2024 was driven by higher profitability on our European and North American programs.

For the first nine months of fiscal 2025, gross profit was $909.4 million (26.5% of revenue) compared to $873.0 million (27.7% of revenue) last year. The increase in gross profit was realized in both segments. The increase in Defense and Security compared to the first nine months of fiscal 2024 was driven by higher profitability on our European and North American programs. The increase in Civil Aviation compared to the first nine months of fiscal 2024 was mainly due to a higher contribution from simulator sales, driven by higher deliveries, a higher contribution from business training services, driven by higher business utilization and an increased volume from recently deployed simulators in our network, partially offset by a lower contribution from commercial training services, driven by a less favourable sales mix and lower commercial utilization on reduced initial training demand, and a lower contribution from flight operation solutions.

Operating income was 116% higher compared to the third quarter of fiscal 2024
Operating income this quarter was $262.6 million (21.5% of revenue), compared to $121.6 million (11.1% of revenue) in the third quarter of fiscal 2024. For the first nine months of fiscal 2025, operating income was $489.3 million (14.3% of revenue), compared to $347.6 million (11.0% of revenue) last year.

Operating income variances by segment were as follows:

(amounts in millions)
Three months ended December 31	2024	2023	Variance $	Variance %
Civil Aviation	$223.4	$101.0	$122.4	121%
Defense and Security	39.2	20.6	18.6	90%
Operating income	$262.6	$121.6	$141.0	116%

Nine months ended December 31	2024	2023	Variance $	Variance %
Civil Aviation	$407.9	$295.0	$112.9	38%
Defense and Security	81.4	52.6	28.8	55%
Operating income	$489.3	$347.6	$141.7	41%

You will find more details in Section 6 "Results by segment" of this MD&A.

8 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
Adjusted segment operating income was 31% higher compared to the third quarter of fiscal 2024
Adjusted segment operating income was $190.0 million this quarter (15.5% of revenue), compared to $145.1 million (13.3% of revenue) in the third quarter of fiscal 2024. For the first nine months of fiscal 2025, adjusted segment operating income was $473.2 million (13.8% of revenue) compared to $424.0 million (13.4% of revenue) last year.

Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Three months ended December 31	2024	2023	Variance $	Variance %
Civil Aviation	$150.8	$124.2	$26.6	21%
Defense and Security	39.2	20.9	18.3	88%
Adjusted segment operating income	$190.0	$145.1	$44.9	31%

Nine months ended December 31	2024	2023	Variance $	Variance %
Civil Aviation	$373.1	$357.5	$15.6	4%
Defense and Security	100.1	66.5	33.6	51%
Adjusted segment operating income	$473.2	$424.0	$49.2	12%

You will find more details in Section 6 "Results by segment" of this MD&A.

Finance expense - net was 8% higher compared to the third quarter of fiscal 2024
Finance expense - net was $56.6 million this quarter, compared to $52.4 million in the third quarter of fiscal 2024. The increase was mainly due to higher finance expense on lease liabilities in support of training network expansions and additional finance expense on borrowings to finance the SIMCOM transaction this quarter. The increase was partially offset by lower finance expense on long-term debt due to a decreased level of borrowings during the period aligned with our ongoing deleveraging objectives.

For the first nine months of fiscal 2025, finance expense - net was $159.0 million, $6.4 million higher compared to the same period last year. The increase was mainly due to higher finance expense on lease liabilities in support of training network expansions, partially offset by lower finance expense on long-term debt due to a decreased level of borrowings during the period aligned with our ongoing deleveraging objectives.

Effective tax rate was 17% this quarter
Income tax expense this quarter amounted to $34.8 million, representing an effective tax rate of 17%, compared to an effective tax rate of 12% for the third quarter of fiscal 2024. The adjusted effective tax rate3 on our adjusted net income was 29% this quarter compared to 15% in the third quarter of fiscal 2024. The increase in the adjusted effective tax rate was mainly attributable to the mix of income from various jurisdictions.

For the first nine months of fiscal 2025, the income tax expense amounted to $53.5 million, representing an effective tax rate of 16% compared to an effective tax rate of 4% for the same period last year. The adjusted effective tax rate on our adjusted net income was 23% for the first nine months of fiscal 2025 compared to 9% for the same period last year. The increase in the adjusted effective tax rate was mainly attributable to the mix of income from various jurisdictions, last year's recognition of previously unrecognized deferred tax assets in relation to the statutory combination of certain foreign operations and the income tax benefit from the tax court decision in the prior year.

As at December 31, 2024, various countries where CAE operates have enacted the global minimum top-up income tax under Pillar Two tax legislation into domestic tax legislation. This enactment had no material impact on our overall income tax expense nor on the effective tax rate.

3 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE Third Quarter Report 2025 I 9

Management’s Discussion and Analysis

5.2       Restructuring, integration and acquisition costs

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2024	2023	2024	2023
Integration and acquisition costs	$—	$23.0	$11.5	$64.9
Severances and other employee related costs	—	0.5	33.9	11.5
Impairment of non-financial assets – net	—	—	5.2	—
Other costs	—	—	5.9	—
Total restructuring, integration and acquisition costs	$—	$23.5	$56.5	$76.4

During the fourth quarter of fiscal 2024, we announced that we would streamline our operating model and portfolio, optimize our cost structure and create efficiencies. This restructuring program was completed in the second quarter of fiscal 2025. For the nine months ended December 31, 2024, costs related to this restructuring program totalled $40.6 million and included $29.4 million of severances and other employee related costs and $5.2 million of impairment of non-financial assets. Impairment of non-financial assets primarily included the impairment of property, plant and equipment, intangible assets and right‑of‑use assets related to the termination of certain product offerings within the Civil Aviation segment.

In the second quarter of fiscal 2025, the integration activities associated with the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre) were completed. For the three and nine months ended December 31, 2024, restructuring, integration and acquisition costs associated with AirCentre amounted to nil and $15.9 million (2023 – $22.6 million and $61.1 million), respectively.

5.3       Gain on remeasurement of previously held equity interest

Gain on fair value remeasurement of SIMCOM
On November 5, 2024, we increased our ownership stake in our existing SIMCOM joint venture, obtaining control of the entity. Prior to acquiring control, our 50% ownership in SIMCOM was accounted for using the equity method. The change in control provided for the remeasurement of the previously held equity interest in SIMCOM to its fair value with any difference compared to the carrying value to be recognized as a gain or loss in our income statement, as well as the derecognition of a portion of Civil Aviation's goodwill, based on the relative fair value of the previously held equity interest in SIMCOM compared to the cash generating unit included in the Civil Aviation segment. As a result, we recorded a net remeasurement gain of $72.6 million, including the derecognition of goodwill and associated cumulative foreign exchange differences of $29.4 million and $7.7 million, respectively, and other costs of $5.3 million.

You will find more details in Section 9 "Business combinations" of this MD&A.

5.4       Consolidated adjusted order intake and adjusted backlog

Adjusted backlog4 was up 12% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2024	December 31, 2024
Obligated backlog, beginning of period	$11,532.5	$9,515.3
'+ adjusted order intake[4]	2,218.7	6,366.0
- revenue	(1,223.4)	(3,432.5)
+ / - adjustments	997.9	1,076.9
Obligated backlog, end of period	$13,525.7	$13,525.7
Joint venture backlog (all obligated)	4,509.8	4,509.8
Unfunded backlog and options	2,244.2	2,244.2
Adjusted backlog	$20,279.7	$20,279.7

The book-to-sales ratio4 for the quarter was 1.81x. The ratio for the last 12 months was 1.74x.

You will find more details in Section 6 "Results by segment" of this MD&A.

4 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
10 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
6.     RESULTS BY SEGMENT
We manage our business and report our results in two segments:
–Civil Aviation;
–Defense and Security.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

6.1       Civil Aviation

THIRD QUARTER OF FISCAL 2025

FINANCIAL RESULTS
(amounts in millions)		Q3-2025	Q2-2025	Q1-2025	Q4-2024	Q3-2024
Revenue		$752.6	640.7	587.6	700.8	622.1
Operating income		$223.4	94.7	89.8	147.0	101.0
Adjusted segment operating income		$150.8	115.9	106.4	191.4	124.2
As a % of revenue[5]	%	20.0	18.1	18.1	27.3	20.0
Depreciation and amortization		$80.1	74.7	73.3	69.9	70.7
Property, plant and equipment expenditures		$58.4	37.0	71.7	58.0	65.9
Intangible asset expenditures		$12.8	17.2	22.7	33.1	21.9
Capital employed[5]		$5,774.3	5,143.0	5,086.0	4,871.7	4,774.6
Adjusted backlog		$8,798.7	6,663.1	6,585.3	6,440.4	6,119.8

Supplementary non-financial information
Simulator equivalent unit		292	276	279	279	275
FFSs in CAE's network		362	355	349	343	336
Utilization rate	%	76	70	76	78	76
FFS deliveries		20	18	8	17	13

Revenue up 21% compared to the third quarter of fiscal 2024
The increase compared to the third quarter of fiscal 2024 was mainly due to higher revenue recognized from simulator sales, driven by higher deliveries, the foreign exchange impact on the translation of our foreign operations and the consolidation into our results of SIMCOM following the increase of our ownership stake this quarter.

Revenue year to date was $1,980.9 million, $245.9 million or 14% higher than the same period last year. The increase was mainly due to higher revenue recognized from simulator sales, driven by higher deliveries, higher revenue from business training services, driven by a more favourable sales mix and an increased volume from recently deployed simulators in our network, and the foreign exchange impact on the translation of our foreign operations. The increase was partially offset by lower revenue from flight operations solutions.

Operating income up 121% compared to the third quarter of fiscal 2024
Operating income was $223.4 million (29.7% of revenue) this quarter, compared to $101.0 million (16.2% of revenue) in the third quarter of fiscal 2024. This quarter’s operating income included a gain on fair value remeasurement of SIMCOM of $72.6 million. Last year's third quarter operating income included restructuring, integration and acquisition costs of $23.2 million compared to nil this year.

The increase compared to the third quarter of fiscal 2024 was mainly due to the gain on fair value remeasurement of SIMCOM, lower restructuring, integration, and acquisition costs, a higher contribution from simulator sales, driven by higher deliveries, a higher contribution from business training services, driven by a more favourable sales mix and higher business utilization, the foreign exchange impact on the translation of our foreign operations and the consolidation into our results of SIMCOM following the increase of our ownership stake this quarter. The increase was partially offset by a lower contribution from commercial training services, driven by a less favourable sales mix and lower commercial utilization on reduced initial training demand.
5 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE Third Quarter Report 2025 I 11

Management’s Discussion and Analysis

Operating income for the first nine months of the year was $407.9 million (20.6% of revenue), $112.9 million or 38% higher than the same period last year. This period’s operating income included a gain on fair value remeasurement of SIMCOM of $72.6 million. This period’s operating income also included restructuring, integration and acquisition costs of $37.8 million compared to $62.5 million in the same period last year.

The increase compared to the first nine months of fiscal 2024 was mainly due to the gain on fair value remeasurement of SIMCOM, a higher contribution from simulator sales, driven by higher deliveries, lower restructuring, integration, and acquisition costs, a higher contribution from business training services, driven by higher business utilization and an increased volume from recently deployed simulators in our network, and the foreign exchange impact on the translation of our foreign operations. The increase was partially offset by a lower contribution from commercial training services, driven by a less favourable sales mix and lower commercial utilization on reduced initial training demand, and a lower contribution from flight operation solutions.

Adjusted segment operating income up 21% compared to the third quarter of fiscal 2024
Adjusted segment operating income was $150.8 million (20.0% of revenue) this quarter, compared to $124.2 million (20.0% of revenue) in the third quarter of fiscal 2024.

The increase compared to the third quarter of fiscal 2024 was mainly due to a higher contribution from simulator sales, driven by higher deliveries, a higher contribution from business training services, driven by a more favourable sales mix and higher business utilization, the foreign exchange impact on the translation of our foreign operations and the consolidation into our results of SIMCOM following the increase of our ownership stake this quarter. The increase was partially offset by a lower contribution from commercial training services, driven by a less favourable sales mix and lower commercial utilization on reduced initial training demand.

Adjusted segment operating income for the first nine months of the year was $373.1 million (18.8% of revenue), $15.6 million or 4% higher than the same period last year. The increase was mainly due to a higher contribution from simulator sales, driven by higher deliveries, a higher contribution from business training services, driven by higher business utilization and an increased volume from recently deployed simulators in our network, and the foreign exchange impact on the translation of our foreign operations. The increase was partially offset by a lower contribution from commercial training services, driven by a less favourable sales mix and lower commercial utilization on reduced initial training demand, and a lower contribution from flight operation solutions.

Property, plant and equipment expenditures at $58.4 million this quarter
Growth capital expenditures were $45.4 million for the quarter and maintenance capital expenditures were $13.0 million.

Capital employed increased by $631.3 million compared to last quarter
The increase compared to last quarter was mainly due to the consolidation of SIMCOM following the increase of our ownership stake this quarter, resulting in an increase in intangible assets, property, plant and equipment and right-of-use assets, and a decrease in investment in equity accounted investees. The increase was further due to movements in foreign exchange rates, partially offset by a lower investment in non-cash working capital.

Adjusted backlog up 32% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2024	December 31, 2024
Obligated backlog, beginning of period	$6,391.5	$6,107.5
+ adjusted order intake	1,511.8	2,975.6
- revenue	(752.6)	(1,980.9)
+ / - adjustments	938.7	987.2
Obligated backlog, end of period	$8,089.4	$8,089.4
Joint venture backlog (all obligated)	709.3	709.3
Adjusted backlog	$8,798.7	$8,798.7

Adjusted order intake included contracts for 15 full-flight simulators (FFSs) sold in the quarter, bringing the FFS order intake for the first nine months of the fiscal year to 42 FFSs.

Adjustments this quarter were mainly due to the inclusion of SIMCOM's backlog into obligated backlog following the increase of our ownership stake this quarter and foreign exchange movements, partially offset by the revaluation of prior year contracts and contract cancellations.

This quarter's book-to-sales ratio was 2.01x. The ratio for the last 12 months was 1.42x.
12 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
6.2       Defense and Security

THIRD QUARTER OF FISCAL 2025

FINANCIAL RESULTS
(amounts in millions)		Q3-2025	Q2-2025	Q1-2025	Q4-2024	Q3-2024
Revenue		$470.8	495.9	484.9	425.5	472.4
Operating income (loss)		$39.2	23.4	18.8	(680.0)	20.6
Adjusted segment operating income (loss)		$39.2	33.1	27.8	(65.7)	20.9
As a % of revenue	%	8.3	6.7	5.7	—	4.4
Depreciation and amortization		$26.2	25.4	24.5	26.3	23.6
Property, plant and equipment expenditures		$39.2	20.0	20.9	33.3	19.3
Intangible asset expenditures		$4.5	7.2	5.9	8.0	5.2
Capital employed		$2,041.8	2,035.1	2,110.0	2,041.2	2,627.0
Adjusted backlog		$11,481.0	11,378.1	10,392.6	5,743.5	5,626.5

Revenue stable compared to the third quarter of fiscal 2024
Lower revenue from our North American programs was offset by the foreign exchange impact on the translation of our foreign operations.

Revenue year to date was $1,451.6 million, $30.1 million or 2% higher than the same period last year. The increase was mainly due to the foreign exchange impact on the translation of our foreign operations and higher revenue on our European programs, partially offset by lower revenue from our North American programs.

Operating income up 90% compared to the third quarter of fiscal 2024
Operating income was $39.2 million (8.3% of revenue) this quarter, compared to $20.6 million (4.4% of revenue) in the third quarter of fiscal 2024. Last year's third quarter operating income included restructuring, integration and acquisition costs of $0.3 million compared to nil this year.

The increase compared to the third quarter of fiscal 2024 was mainly due to higher profitability on our European and North American programs and in our joint ventures and lower net research and development expenses mainly due to the recognition of previously unrecognized investment tax credits this quarter.

Operating income for the first nine months of the year was $81.4 million (5.6% of revenue), $28.8 million higher than the same period last year. This period’s operating income included restructuring, integration and acquisition costs of $18.7 million compared to $13.9 million in the same period last year.

The increase compared to the first nine months of fiscal 2024 was mainly due to higher profitability on our European and North American programs and in our joint ventures, and lower net research and development expenses, partially offset by higher restructuring, integration and acquisition costs.

Adjusted segment operating income up 88% compared to the third quarter of fiscal 2024
Adjusted segment operating income was $39.2 million (8.3% of revenue) this quarter, compared to $20.9 million (4.4% of revenue) in the third quarter of fiscal 2024.

The increase compared to the third quarter of fiscal 2024 was mainly due to higher profitability on our European and North American programs and in our joint ventures and lower net research and development expenses mainly due to the recognition of previously unrecognized investment tax credits this quarter.

Adjusted segment operating income for the first nine months of the year was $100.1 million (6.9% of revenue), $33.6 million higher than the same period last year. The increase was mainly due to higher profitability on our European and North American programs and in our joint ventures, and lower net research and development expenses.

Property, plant and equipment expenditures at $39.2 million this quarter
Growth capital expenditures were $36.1 million for the quarter and maintenance capital expenditures were $3.1 million.

Capital employed increased by $6.7 million compared to last quarter
The increase compared to last quarter was mainly due to movements in foreign exchange rates and higher property, plant and equipment, partially offset by a lower investment in non-cash working capital and higher other non-current liabilities. The lower investment in non-cash working capital primarily resulted from higher contract liabilities, lower contract assets and lower inventories.

CAE Third Quarter Report 2025 I 13

Management’s Discussion and Analysis

Additional information pertaining to Defense and Security contracts
Within the Defense and Security segment, we have a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour and execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. For further details, refer to Section 10 “Business risk and uncertainty” of our annual MD&A for the year ended March 31, 2024. While these risks can often be managed or mitigated, there were eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are fixed-price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts). In the first nine months of the year, we completed two of the Legacy Contracts, and we expect to complete one additional Legacy Contract at the end of the current fiscal year.

For the third quarter of fiscal 2025, the ongoing execution of the Legacy Contracts had a dilutive impact of approximately 0.7% on the Defense and Security adjusted segment operating income margin. Management is continuing to monitor the remaining Legacy Contracts as a separate group and will take appropriate measures as may be necessary in the future to mitigate the cost pressures associated with them.

Adjusted backlog up 1% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2024	December 31, 2024
Obligated backlog, beginning of period	$5,141.0	$3,407.8
+ adjusted order intake	706.9	3,390.4
- revenue	(470.8)	(1,451.6)
+ / - adjustments	59.2	89.7
Obligated backlog, end of period	$5,436.3	$5,436.3
Joint venture backlog (all obligated)	3,800.5	3,800.5
Unfunded backlog and options	2,244.2	2,244.2
Adjusted backlog	$11,481.0	$11,481.0

Adjustments this quarter were mainly due to foreign exchange movements, partially offset by contract cancellations.

This quarter's book-to-sales ratio was 1.50x. The ratio for the last 12 months was 2.19x.

This quarter, $17.1 million was added to the unfunded backlog and $139.7 million was transferred to obligated backlog.

Canada's Future Aircrew Training (FAcT) Program
During the first quarter of fiscal 2025, $4.7 billion was added to joint venture backlog in relation to CAE's share of the award of a 25‑year contract for the FAcT program to SkyAlyne, a joint venture between CAE and KF Aerospace, to design, develop, and deliver a comprehensive training and support system, including live flying, simulation, ground school training, and a suite of in-service support functions.

During the second quarter of fiscal 2025, $1.7 billion was added to adjusted order intake following CAE's award of a 25-year subcontract from SkyAlyne to support the FAcT program. As part of this subcontract, CAE will initially develop and deliver a range of simulators and training devices for the various aircraft fleets being procured under the FAcT program. These training devices are expected to be delivered over the next 5 years.

Joint venture backlog is adjusted to exclude any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog. Therefore, approximately $850 million was removed from joint venture backlog as a result of the $1.7 billion subcontract awarded to CAE by its joint venture, SkyAlyne, in the second quarter of fiscal 2025.

14 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
7.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7.1     Consolidated cash movements

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2024	2023	2024	2023
Cash provided by operating activities*	$220.8	$148.6	$465.6	$392.1
Changes in non-cash working capital	203.8	72.2	108.2	(40.4)
Net cash provided by operating activities	$424.6	$220.8	$573.8	$351.7
Maintenance capital expenditures[6]	(16.1)	(20.7)	(56.6)	(79.3)
Intangible assets expenditures excluding capitalized development costs	(4.3)	(5.0)	(17.1)	(25.8)
Proceeds from the disposal of property, plant and equipment	1.4	0.1	3.3	3.7
Net payments to equity accounted investees	(5.4)	(14.9)	(5.0)	(40.5)
Dividends received from equity accounted investees	11.4	13.2	28.7	30.3
Other investing activities	(1.8)	(5.4)	(2.6)	(9.4)
Impact of discontinued operations	—	1.9	—	(3.6)
Free cash flow[6]	$409.8	$190.0	$524.5	$227.1
Growth capital expenditures[6]	(81.5)	(64.9)	(190.6)	(158.8)
Capitalized development costs	(13.0)	(28.5)	(53.2)	(80.0)
Net proceeds from the issuance of common shares	26.4	0.7	50.2	7.6
Repurchase and cancellation of common shares	—	—	(21.3)	—
Business combinations, net of cash acquired	(308.0)	—	(308.0)	—
Other cash movements, net	(3.5)	(0.5)	(3.5)	2.2
Effect of foreign exchange rate changes on cash and cash equivalents	3.3	(12.3)	12.5	(15.0)
Impact of discontinued operations	—	(1.9)	—	3.6
Net change in cash before proceeds and repayment of long-term debt	$33.5	$82.6	$10.6	$(13.3)
* before changes in non-cash working capital

Net cash from operating activities was $424.6 million this quarter
Net cash from operating activities was $203.8 million higher compared to the third quarter of fiscal 2024. The increase was mainly due to a higher contribution from non-cash working capital and higher net income.

Net cash from operating activities for the first nine months of the year was $573.8 million, $222.1 million higher than the same period last year. The increase was mainly due to a higher contribution from non-cash working capital and higher net income.

Free cash flow was $409.8 million this quarter
Free cash flow was $219.8 million higher compared to the third quarter of fiscal 2024. The increase was mainly due to higher net cash from operating activities.

Free cash flow for the first nine months of the year was $524.5 million, $297.4 million higher than the same period last year. The increase was mainly due to higher net cash from operating activities, lower payments to equity accounted investees and lower maintenance capital expenditures.

6 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE Third Quarter Report 2025 I 15

Management’s Discussion and Analysis

8.     CONSOLIDATED FINANCIAL POSITION
8.1       Consolidated capital employed

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2024	2024	2024
Use of capital[7]:
Current assets	$2,158.1	$2,113.6	$2,006.5
Less: cash and cash equivalents	(302.5)	(179.7)	(160.1)
Current liabilities	(2,522.0)	(2,513.0)	(2,358.4)
Less: current portion of long-term debt	340.3	487.0	308.9
Non-cash working capital[7]	$(326.1)	$(92.1)	$(203.1)
Property, plant and equipment	2,892.6	2,623.0	2,515.6
Intangible assets	3,868.1	3,279.0	3,271.9
Other long-term assets	2,164.6	2,111.2	2,040.1
Other long-term liabilities	(487.4)	(392.0)	(407.7)
Capital employed	$8,111.8	$7,529.1	$7,216.8
Source of capital[7]:
Current portion of long-term debt	$340.3	$487.0	$308.9
Long-term debt	3,315.1	2,757.6	2,765.4
Less: cash and cash equivalents	(302.5)	(179.7)	(160.1)
Net debt[7]	$3,352.9	$3,064.9	$2,914.2
Equity attributable to equity holders of the Company	4,673.5	4,382.2	4,224.9
Non-controlling interests	85.4	82.0	77.7
Capital employed	$8,111.8	$7,529.1	$7,216.8

Adjusted return on capital employed (ROCE)7
Adjusted ROCE was 5.7% this quarter, which compares to 7.0% in the third quarter of last year and 5.5% last quarter.

Non-cash working capital decreased by $234.0 million compared to last quarter
The decrease was mainly due to higher account payable and accrued liabilities, lower inventories, higher contract liabilities and higher collections of accounts receivable.

Property, plant and equipment increased by $269.6 million from last quarter
The increase was mainly due to the consolidation of SIMCOM following the increase of our ownership stake this quarter, movements in foreign exchange rates and capital expenditures in excess of depreciation.

Intangible assets increased by $589.1 million from last quarter
The increase was mainly due to the consolidation of SIMCOM following the increase of our ownership stake this quarter and movements in foreign exchange rates.

Other long-term assets increased by $53.4 million compared to last quarter
The increase was mainly due to the consolidation of SIMCOM following the increase of our ownership stake this quarter, resulting in an increase in right-of-use assets and a decrease in investment in equity accounted investees.

Other long-term liabilities increased by $95.4 million compared to last quarter
The increase was mainly due to higher contract liabilities, higher derivative financial liabilities, higher share-based payments liabilities and higher employee benefits obligations.

Total debt increased by $410.8 million compared to last quarter
The increase in total debt was mainly due to the incremental borrowings from the SIMCOM transaction, including the consolidation of SIMCOM’s total debt, following the increase of our ownership stake this quarter and movements in foreign exchange rates, partially offset by reduced level of borrowing aligned with our ongoing deleveraging objectives.

7 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
16 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
Net debt increased by $288.0 million compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2024	December 31, 2024
Net debt, beginning of period	$3,064.9	$2,914.2
Impact of cash movements on net debt
(see table in the consolidated cash movements section 7.1)	(33.5)	(10.6)
Effect of foreign exchange rate changes on long-term debt	137.9	140.3
Impact from business combinations	158.5	158.5
Non-cash lease liability movements	15.8	124.3
Other	9.3	26.2
Change in net debt during the period	$288.0	$438.7
Net debt, end of period	$3,352.9	$3,352.9

Liquidity measures	As at December 31	As at December 31
2024	2023
Net debt-to-capital[8]	%	41.3%	39.5
Net debt-to-EBITDA[8]	9.40	3.48
Net debt-to-adjusted EBITDA[8]	3.36	3.16

We have a US$1.0 billion committed unsecured revolving credit facility at floating rates, provided by a syndicate of lenders. In September 2024, we extended the maturity date of our US$1.0 billion unsecured revolving credit facility until September 2028. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit. We manage an uncommitted receivable purchase facility of up to US$400.0 million, in which we sell interests in certain of our accounts receivable to third parties for cash consideration. This facility is renewed annually.

We have certain debt agreements which require the maintenance of standard financial covenants. As at December 31, 2024, we are compliant with all our financial covenants.

Term loan
In December 2024, we entered into an unsecured term loan agreement with a syndicated group of banks amounting to US$200.0 million maturing in June 2026, bearing interest at a variable rate. Proceeds from this term loan have been principally used to repay borrowings on our revolving credit facility that were used to finance the SIMCOM transaction.

Unsecured senior notes
In December 2024, we repaid unsecured senior notes of US$127.0 million.

Credit rating
On November 5, 2024, S&P Global Ratings affirmed CAE’s BBB- credit rating but adjusted the outlook from ‘stable’ to ‘negative’.

Total equity increased by $294.7 million this quarter
The increase in equity was mainly due to net income realized this quarter and changes in other comprehensive income driven by foreign currency translation adjustments.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 319,674,042 common shares issued and outstanding as at December 31, 2024 with total share capital of $2,306.8 million. In addition, we had 4,639,907 options outstanding. As at January 31, 2025, we had a total of 319,793,830 common shares issued and outstanding and 4,466,253 options outstanding.

8 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 12 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE Third Quarter Report 2025 I 17

Management’s Discussion and Analysis

Repurchase and cancellation of common shares
On May 27, 2024, we received regulatory approval for a normal course issuer bid program (NCIB) to purchase, for cancellation, up to 15,932,187 of our common shares. The NCIB began on May 30, 2024 and will end on May 29, 2025 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the NYSE, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended December 31, 2024, no common shares were repurchased under the NCIB. During the nine months ended December 31, 2024, we repurchased and cancelled a total of 856,230 common shares under the NCIB, at a weighted average price of $24.85 per common share, for a total consideration of $21.3 million.

8.2      Contingencies
Dispute relating to final price adjustments for the sale of CAE’s Healthcare business
During the fourth quarter of fiscal 2024, we closed the sale of our Healthcare business to Madison Industries. The total consideration is subject to post-closing price adjustments, including on account of working capital. At the time of issuance of the consolidated interim financial statements, we are engaged in a dispute with Madison Industries, which is claiming up to approximately $60 million in final price adjustments.

While there can be no assurance whether any amount will be payable as a result of the dispute, no amount has been recognized in our financial statements for any potential losses arising from this dispute as at December 31, 2024, as we believe that there are strong grounds for defence and will vigorously defend our position.

Class action proceeding
On July 16, 2024, the Company was served with an Application for authorization to bring an action pursuant to Section 225.4 of the Securities Act (Québec) and application for authorization to institute a class action before the Superior Court of Québec in the district of Montréal against the Company and certain of the Company’s officers. The application and action are sought on behalf of purchasers of our common shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages.

We have strong legal defences to the proceeding and intend to defend the case vigorously. Based on the preliminary nature of the proceeding and the inherent uncertainty of litigation, it is not possible to predict the final outcome or the timing of the proceeding or to determine the amount of any potential losses resulting therefrom, if any. As such, no amounts have been provisioned in our financial statements with respect to the proceeding.

18 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
9.     BUSINESS COMBINATIONS
SIMCOM Aviation Training
On November 5, 2024, we increased our ownership stake in our existing SIMCOM Aviation Training (SIMCOM) joint venture by purchasing an additional interest from Volo Sicuro for a cash consideration of $322.8 million (US$232.3 million), subject to customary adjustments.

As a result, we obtained control over SIMCOM’s four training centres located in the U.S. providing pilot training across multiple business aviation aircraft platforms. Additionally, CAE and SIMCOM have extended their current exclusive business aviation training services agreement with Flexjet, LLC, a related party of Volo Sicuro, and its affiliates by five years, bringing the remaining exclusivity period to 15 years.

Prior to acquiring control, our 50% ownership in SIMCOM was accounted for using the equity method. The change in control provided for the remeasurement of the previously held equity interest in SIMCOM to its fair value. The fair value of our previously held equity interest in SIMCOM was determined by applying a non-controlling discount to the consideration paid on the acquisition date and was valued at $230.6 million. As a result, we recorded a net remeasurement gain of $72.6 million.

As at December 31, 2024, the preliminary determination of the fair value of the net assets acquired and liabilities assumed arising from the SIMCOM acquisition are as follows:

SIMCOM
Current assets, excluding cash on hand	$13.2
Current liabilities	(19.7)
Property, plant and equipment	136.5
Right-of-use assets	127.6
Intangible assets	504.9
Deferred tax	(29.4)
Long-term debt, including current portion	(158.5)
Non-current liabilities	(13.6)
Fair value of net assets acquired, excluding cash acquired	$561.0
Cash acquired	14.8
Total purchase consideration	$575.8
Settlement of pre-existing balances with SIMCOM	(22.4)
Fair value of the Company's previously held equity interest in SIMCOM	(230.6)
Total cash consideration paid on acquisition date	$322.8

The preliminary fair value of the acquired intangible assets amounts to $504.9 million and consists of goodwill of $380.8 million (non‑deductible for tax purposes), customer relationships of $123.2 million and other intangibles of $0.9 million. The goodwill arising from this acquisition is attributable to the expansion of CAE's customer installed base of business aviation flight simulators, market capacity and expected synergies from combining operations.

The net assets acquired, including intangible assets, of SIMCOM are included in the Civil Aviation segment.

The purchase price allocation is preliminary as at December 31, 2024.
CAE Third Quarter Report 2025 I 19

Management’s Discussion and Analysis

10. DISCONTINUED OPERATIONS
During the fourth quarter of fiscal 2024, we closed the sale of our Healthcare business to Madison Industries. At the time of issuance of the consolidated interim financial statements, we are engaged in a dispute with Madison Industries, which is claiming up to approximately $60 million in final price adjustments. For additional information, refer to Section 8.2 "Contingencies" of this MD&A.

The net (loss) income and other comprehensive loss from discontinued operations are as follows:

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2024	2023	2024	2023
Revenue	$—	$36.0	$—	$116.9
Expenses	—	34.3	—	110.5
Operating income	$—	$1.7	$—	$6.4
Transaction costs	—	2.2	—	2.2
Finance expense	—	1.1	—	3.0
(Loss) earnings before income taxes	$—	$(1.6)	$—	$1.2
Income tax expense	—	0.3	—	0.4
Net (loss) income from discontinued operations	$—	$(1.9)	$—	$0.8

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2024	2023	2024	2023
Foreign currency exchange differences on translation of foreign operations	$—	$(3.2)	$—	$(1.7)
Other comprehensive loss from discontinued operations	$—	$(3.2)	$—	$(1.7)
No amount of net (loss) income and other comprehensive loss from discontinued operations are attributable to non‑controlling interest.

The net cash flows from discontinued operations are as follows:

	Nine months ended
	December 31
(amounts in millions)	2024	2023
Operating activities	$—	$6.0
Investing activities	—	(12.3)
Financing activities	—	(1.1)
Net cash flows used in discontinued operations	$—	$(7.4)

20 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
11. BUSINESS RISK AND UNCERTAINTY
We operate in several industry segments which present a variety of risks and uncertainties, many of which could materially and adversely affect our business, financial condition and results of operation and could cause actual events to differ materially from those described in our forward-looking statements. These risks and uncertainties can be found in Section 10 of CAE’s MD&A for the year ended March 31, 2024, available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). These risks and uncertainties, which management reviews on a quarterly basis, have not materially changed in the period since March 31, 2024, except that the “Market price and volatility of our common shares” risk in Section 10.5 “Financial risks” is revised as follows, and that Section 10.1 "Strategic risks" is amended to include the "Changes in U.S. trade policies or regulations" risk below.

Market price and volatility of our common shares
The market price of our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control and are unrelated to our performance. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Following a significant decline in the market price of a company’s securities, there may be instances of securities class action litigation being instituted against such company. The Company is currently a defendant in a shareholder-instituted class action proceeding, alleging such a decline in the market price of our common shares during the first quarter of fiscal 2025. We cannot provide any assurance that similar litigation will not occur in the future. The existing proceeding and any future similar proceedings could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, operating results, and financial condition. Due to the inherent uncertainties of litigation, it is not possible to (a) predict the final outcome of the existing proceeding and other related proceedings generally or (b) determine the amount of potential losses, if any, that may be incurred in connection with any final judgment on these matters.

We maintain insurance coverage for various aspects of our business and operations, including for litigation. Our insurance programs have varying coverage limits and maximums, and insurance companies may deny claims we might make. Please refer to “Insurance coverage potential gaps” under Section 10.6 “Legal and regulatory risks” of CAE’s MD&A for the year ended March 31, 2024 for more detail regarding the risks associated with our insurance coverage.

Changes in U.S. trade policies or regulations
The results of the 2024 U.S. elections and the new U.S. presidential administration have introduced greater uncertainty with respect to trade policies, tariffs and government regulations affecting trade between the U.S. and other countries. Major developments in trade relations, such as the potential renegotiation or termination of the Canada-United States-Mexico Agreement, or the imposition of unilateral tariffs on products imported into the U.S. as well as retaliatory tariffs by the U.S.’s trading partners, including those announced in February 2025, could impact the availability and cost of materials, resources and services, and the availability and cost of our products to U.S. customers, which in turn may affect our competitiveness and results of operations. While tariffs introduced in February 2025 by the U.S. against Canada-origin and Mexico-origin imports into the U.S. and related retaliatory tariffs have been postponed, the implementation of these or other tariffs, or the escalation of trade disputes which interfere with our supply chain and our sales in these markets, could have an adverse effect on our operations and profitability.

12. NON-IFRS AND OTHER FINANCIAL MEASURES AND SUPPLEMENTARY NON-FINANCIAL INFORMATION
12.1       Non-IFRS and other financial measure definitions

This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.

A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.
CAE Third Quarter Report 2025 I 21

Management’s Discussion and Analysis

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated interim financial statements for the quarter ended December 31, 2024), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non‑financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 12.3 “Non‑IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods. Refer to Section 12.3 “Non‑IFRS measure reconciliations” of this MD&A for a calculation of this measure.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated interim financial statements for the quarter ended December 31, 2024), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 12.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 12.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

22 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated interim financial statements for the quarter ended December 31, 2024), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non‑financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items. Refer to Section 12.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, intangible assets expenditures excluding capitalized development costs, other investing activities not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 7.1 “Consolidated cash movements” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Capital employed
Capital employed is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Use of capital:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted return on capital employed (ROCE)
Adjusted ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company from continuing operations adjusting for net finance expense, after tax, restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events divided by the average capital employed from continuing operations. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated interim financial statements for the quarter ended December 31, 2024), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We use adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.

CAE Third Quarter Report 2025 I 23

Management’s Discussion and Analysis

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 12.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of these measures.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above, but excludes any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

24 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
12.2 Supplementary non-financial information definitions

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

12.3       Non-IFRS measure reconciliations

Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended December 31	2024	2023	2024	2023	2024	2023
Operating income	$223.4	$101.0	$39.2	$20.6	$262.6	$121.6
Restructuring, integration and acquisition costs	—	23.2	—	0.3	—	23.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM	(72.6)	—	—	—	(72.6)	—
Adjusted segment operating income	$150.8	$124.2	$39.2	$20.9	$190.0	$145.1

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Nine months ended December 31	2024	2023	2024	2023	2024	2023
Operating income	$407.9	$295.0	$81.4	$52.6	$489.3	$347.6
Restructuring, integration and acquisition costs	37.8	62.5	18.7	13.9	56.5	76.4
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM	(72.6)	—	—	—	(72.6)	—
Adjusted segment operating income	$373.1	$357.5	$100.1	$66.5	$473.2	$424.0

CAE Third Quarter Report 2025 I 25

Management’s Discussion and Analysis

Reconciliation of adjusted net income and adjusted EPS

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions, except per share amounts)	2024	2023	2024	2023
Net income attributable to equity holders of the Company	$168.6	$56.5	$269.4	$180.2
Net loss (income) from discontinued operations	—	1.9	—	(0.8)
Restructuring, integration and acquisition costs, after tax	—	18.2	43.2	58.7
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM, after tax	(76.7)	—	(76.7)	—
Adjusted net income	$91.9	$76.6	$235.9	$238.1

Average number of shares outstanding (diluted)	319.8	319.1	319.2	319.0

Adjusted EPS	$0.29	$0.24	$0.74	$0.75

Calculation of adjusted effective tax rate

		Three months ended	Nine months ended
		December 31		December 31
(amounts in millions, except effective tax rates)		2024	2023	2024	2023
Earnings before income taxes		$206.0	$69.2	$330.3	$195.0
Restructuring, integration and acquisition costs		—	23.5	56.5	76.4
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM		(72.6)	—	(72.6)	—
Adjusted earnings before income taxes		$133.4	$92.7	$314.2	$271.4

Income tax expense		$34.8	$8.2	$53.5	$7.8
Tax impact on restructuring, integration and acquisition costs		—	5.3	13.3	17.7
Tax impact on impairments and other gains and losses arising from significant strategic transactions or specific events:
Tax impact on gain on fair value remeasurement of SIMCOM		4.1	—	4.1	—
Adjusted income tax expense		$38.9	$13.5	$70.9	$25.5

Effective tax rate	%	17%	12%	16%	4
Adjusted effective tax rate	%	29%	15%	23%	9

26 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	December 31
(amounts in millions, except net debt-to-EBITDA ratios)	2024	2023
Operating (loss) income	$(43.7)	$525.9
Depreciation and amortization	400.4	359.7
EBITDA	$356.7	$885.6
Restructuring, integration and acquisition costs	111.5	91.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill	568.0	—
Impairment of technology and other financial assets	35.7	—
Gain on fair value remeasurement of SIMCOM	(72.6)	—
Adjusted EBITDA	$999.3	$977.1

Net debt	$3,352.9	$3,085.4

Net debt-to-EBITDA	9.40	3.48
Net debt-to-adjusted EBITDA	3.36	3.16

13.   CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted
Amendments to IAS 1 – Presentation of Financial Statements
In January 2020, IASB issued a narrow-scope amendment to IAS 1 – Presentation of Financial Statements, which clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability or events after the reporting date. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

In October 2022, the IASB issued amendments to IAS 1 – Presentation of Financial Statements, which specify that for long-term debt with covenants to be complied with after the reporting date, such covenants do not affect the classification of debt as current or non‑current at the reporting date, but do require disclosures in the notes to the financial statements.

Amendments to IFRS 16 – Leases
In September 2022, IASB issued amendments to IFRS 16 – Leases, which requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease.

Amendments to IAS 7 – Statement of Cash Flows, and IFRS 7 – Financial Instruments: disclosures
In May 2023, IASB issued amendments to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: disclosure, which introduces disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments provide a transition relief whereby an entity is not required to provide the disclosures, otherwise required by the amendments, for any interim period in the year of initial application of the amendments. We have elected to apply the transition relief to our consolidated interim financial statements.

These amendments to accounting standards were applied for the first time on April 1, 2024, but did not have a significant impact on our consolidated interim financial statements.

CAE Third Quarter Report 2025 I 27

Management’s Discussion and Analysis

14.   INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is communicated to the President and Chief Executive Officer and the Interim Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

As of December 31, 2024, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Interim Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and have concluded that the Company’s disclosure controls and procedures were effective.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed, under the supervision of the President and Chief Executive Officer as well as the Interim Chief Financial Officer, and effected by management and other key CAE personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal control over financial reporting that occurred during the third quarter of fiscal 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

On November 5, 2024, we obtained control over our existing SIMCOM Aviation Training (SIMCOM) joint venture. In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, the Chief Executive Officer and the Interim Chief Financial Officer of the Company have limited the scope of their design of CAE's disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of SIMCOM, for up to one year following the acquisition. We have begun to integrate their internal controls, policies and procedures and we have incorporated internal controls over significant processes specific to the acquisition that we believe are appropriate and necessary in consideration of the level of related integration. As the post-closing integration continues, we will continue to review the internal controls and processes with those of CAE.

Since we obtained control on November 5, 2024, SIMCOM's contribution to our consolidated interim financial statements for the nine months ended December 31, 2024 was 1% and 2% of each of consolidated revenues and net income, respectively. Additionally, as at December 31, 2024, SIMCOM's total assets and total liabilities were 7% and 4% of consolidated total assets and total liabilities, respectively.
28 I CAE Third Quarter Report 2025

Management’s Discussion and Analysis
15.     SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2025
Revenue	$1,072.5	1,136.6	1,223.4	(1)	3,432.5
Net income	$50.8	54.8	171.2	(1)	276.8
Equity holders of the Company	$48.3	52.5	168.6	(1)	269.4
Non-controlling interests	$2.5	2.3	2.6	(1)	7.4
Basic and diluted EPS attributable to equity holders of the Company	$0.15	0.16	0.53	(1)	0.84
Adjusted EPS	$0.21	0.24	0.29	(1)	0.74
Average number of shares outstanding (basic)	318.6	318.7	319.0	(1)	318.8
Average number of shares outstanding (diluted)	318.8	319.1	319.8	(1)	319.2
Fiscal 2024
Revenue	$1,012.0	1,050.0	1,094.5	1,126.3	4,282.8
Net income	$67.8	61.1	59.1	(484.3)	(296.3)
Equity holders of the Company
Continuing operations	$64.8	56.2	58.4	(504.7)	(325.3)
Discontinued operations	$0.5	2.2	(1.9)	20.5	21.3
Non-controlling interests	$2.5	2.7	2.6	(0.1)	7.7
Basic and diluted EPS attributable to equity holders of the Company	$0.20	0.18	0.17	(1.52)	(0.95)
Continuing operations	$0.20	0.17	0.18	(1.58)	(1.02)
Discontinued operations	$—	0.01	(0.01)	0.06	0.07
Adjusted EPS	$0.24	0.26	0.24	0.12	0.87
Average number of shares outstanding (basic)	318.0	318.2	318.3	318.3	318.2
Average number of shares outstanding (diluted)	318.8	319.2	319.1	318.3	318.2
Fiscal 2023
Revenue	$893.7	949.6	969.9	1,197.4	4,010.6
Net income	$3.7	46.3	80.0	101.9	231.9
Equity holders of the Company
Continuing operations	$6.8	44.2	76.0	93.6	220.6
Discontinued operations	$(5.1)	0.3	2.1	4.8	2.1
Non-controlling interests	$2.0	1.8	1.9	3.5	9.2
Basic and diluted EPS attributable to equity holders of the Company	$—	0.14	0.25	0.31	0.70
Continuing operations	$0.02	0.14	0.24	0.29	0.69
Discontinued operations	$(0.02)	—	0.01	0.02	0.01
Adjusted EPS	$0.07	0.19	0.27	0.33	0.87
Average number of shares outstanding (basic)	317.1	317.8	317.9	317.9	317.7
Average number of shares outstanding (diluted)	318.2	318.4	318.3	318.7	318.4

(1) Not available.
CAE Third Quarter Report 2025 I 29

Consolidated Interim Financial Statements

Consolidated Income Statement

		Three months ended December 31		Nine months ended December 31
(Unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2024	2023	2024	2023
Continuing operations
Revenue	4	$1,223.4	$1,094.5	$3,432.5	$3,156.5
Cost of sales		883.8	791.9	2,523.1	2,283.5
Gross profit		$339.6	$302.6	$909.4	$873.0
Research and development expenses		28.7	38.1	101.8	108.1
Selling, general and administrative expenses		140.2	140.9	401.3	396.9
Other (gains) and losses	5	(0.1)	(4.8)	(3.7)	(8.4)
Share of after-tax profit of equity accounted investees	4	(19.2)	(16.7)	(63.2)	(47.6)
Restructuring, integration and acquisition costs	6	—	23.5	56.5	76.4
Gain on remeasurement of previously held equity interest	7	(72.6)	—	(72.6)	—
Operating income		$262.6	$121.6	$489.3	$347.6
Finance expense – net	8	56.6	52.4	159.0	152.6
Earnings before income taxes		$206.0	$69.2	$330.3	$195.0
Income tax expense		34.8	8.2	53.5	7.8
Net income from continuing operations		$171.2	$61.0	$276.8	$187.2
Net (loss) income from discontinued operations	3	—	(1.9)	—	0.8
Net income		$171.2	$59.1	$276.8	$188.0
Attributable to:
Equity holders of the Company		$168.6	$56.5	$269.4	$180.2
Non-controlling interests		2.6	2.6	7.4	7.8
Earnings per share attributable to equity holders of the Company
Basic and diluted – continuing operations	10	$0.53	$0.18	$0.84	$0.56
Basic and diluted – discontinued operations	10	—	(0.01)	—	—

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

30 I CAE Third Quarter Report 2025

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

		Three months ended December 31		Nine months ended December 31
(Unaudited)
(amounts in millions of Canadian dollars)	Notes	2024	2023	2024	2023
Net income from continuing operations		$171.2	$61.0	$276.8	$187.2
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations		$248.8	$(77.7)	$315.7	$(105.3)
Net (loss) gain on hedges of net investment in foreign operations		(127.8)	56.2	(122.5)	54.6
Reclassification to income of gains on foreign currency exchange differences		(7.8)	(0.1)	(7.9)	(0.2)
Net (loss) gain on cash flow hedges		(35.7)	8.3	(36.8)	7.4
Reclassification to income of losses on cash flow hedges		10.9	1.8	15.8	4.9
Income taxes		11.9	(5.5)	9.8	(9.5)
		$100.3	$(17.0)	$174.1	$(48.1)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations		$(5.7)	$(34.5)	$(59.9)	$(22.5)
Income taxes		1.5	9.2	15.9	6.0
		$(4.2)	$(25.3)	$(44.0)	$(16.5)
Other comprehensive income (loss) from continuing operations		$96.1	$(42.3)	$130.1	$(64.6)
Net (loss) income from discontinued operations	3	—	(1.9)	—	0.8
Other comprehensive loss from discontinued operations	3	—	(3.2)	—	(1.7)
Total comprehensive income		$267.3	$13.6	$406.9	$121.7
Attributable to:
Equity holders of the Company		$262.1	$11.7	$396.3	$114.9
Non-controlling interests		5.2	1.9	10.6	6.8

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE Third Quarter Report 2025 I 31

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)	December 31	March 31
(amounts in millions of Canadian dollars)	2024	2024
Assets
Cash and cash equivalents	$302.5	$160.1
Accounts receivable	547.6	624.7
Contract assets	543.3	537.6
Inventories	581.8	573.6
Prepayments	92.3	68.0
Income taxes recoverable	73.6	35.3
Derivative financial assets	17.0	7.2
Total current assets	$2,158.1	$2,006.5
Property, plant and equipment	2,892.6	2,515.6
Right-of-use assets	781.5	545.8
Intangible assets	3,868.1	3,271.9
Investment in equity accounted investees	524.3	588.8
Employee benefits assets	11.5	65.7
Deferred tax assets	225.3	233.3
Derivative financial assets	2.2	4.2
Other non-current assets	619.8	602.3
Total assets	$11,083.4	$9,834.1

Liabilities and equity
Accounts payable and accrued liabilities	$1,071.7	$1,035.3
Provisions	36.8	42.6
Income taxes payable	22.3	31.1
Contract liabilities	1,012.3	911.7
Current portion of long-term debt	340.3	308.9
Derivative financial liabilities	38.6	28.8
Total current liabilities	$2,522.0	$2,358.4
Provisions	13.7	14.0
Long-term debt	3,315.1	2,765.4
Royalty obligations	67.3	74.4
Employee benefits obligations	130.4	98.7
Deferred tax liabilities	42.3	36.6
Derivative financial liabilities	20.5	2.9
Other non-current liabilities	213.2	181.1
Total liabilities	$6,324.5	$5,531.5
Equity
Share capital	$2,306.8	$2,252.9
Contributed surplus	69.0	55.4
Accumulated other comprehensive income	324.9	154.0
Retained earnings	1,972.8	1,762.6
Equity attributable to equity holders of the Company	$4,673.5	$4,224.9
Non-controlling interests	85.4	77.7
Total equity	$4,758.9	$4,302.6
Total liabilities and equity	$11,083.4	$9,834.1

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.
32 I CAE Third Quarter Report 2025

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
Nine months ended December 31, 2024		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2024		318,312,233	$2,252.9	$55.4	$154.0	$1,762.6	$4,224.9	$77.7	$4,302.6
Net income		—	$—	$—	$—	$269.4	$269.4	$7.4	$276.8
Other comprehensive income (loss)		—	—	—	170.9	(44.0)	126.9	3.2	130.1
Total comprehensive income		—	$—	$—	$170.9	$225.4	$396.3	$10.6	$406.9
Exercise of stock options		2,174,482	58.8	(8.6)	—	—	50.2	—	50.2
Settlement of equity-settled awards		43,557	1.2	(1.2)	—	—	—	—	—
Repurchase and cancellation of common shares	10	(856,230)	(6.1)	—	—	(15.2)	(21.3)	—	(21.3)
Equity-settled share-based payments expense		—	—	23.4	—	—	23.4	—	23.4
Transactions with non-controlling interests		—	—	—	—	—	—	(2.9)	(2.9)
Balances as at December 31, 2024		319,674,042	$2,306.8	$69.0	$324.9	$1,972.8	$4,673.5	$85.4	$4,758.9

		Attributable to equity holders of the Company
Nine months ended December 31, 2023		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)		shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2023		317,906,290	$2,243.6	$42.1	$167.2	$2,054.8	$4,507.7	$81.2	$4,588.9
Net income		—	$—	$—	$—	$180.2	$180.2	$7.8	$188.0
Other comprehensive loss		—	—	—	(48.8)	(16.5)	(65.3)	(1.0)	(66.3)
Total comprehensive (loss) income		—	$—	$—	$(48.8)	$163.7	$114.9	$6.8	$121.7
Exercise of stock options		396,018	9.0	(1.4)	—	—	7.6	—	7.6
Equity-settled share-based payments expense		—	—	18.6	—	—	18.6	—	18.6
Transactions with non-controlling interests		—	—	—	—	—	—	(8.5)	(8.5)
Balances as at December 31, 2023		318,302,308	$2,252.6	$59.3	$118.4	$2,218.5	$4,648.8	$79.5	$4,728.3

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE Third Quarter Report 2025 I 33

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
Nine months ended December 31
(amounts in millions of Canadian dollars)	Notes	2024	2023
Operating activities
Net income		$276.8	$188.0
Adjustments for:
Depreciation and amortization	4	304.2	278.6
Share of after-tax profit of equity accounted investees		(63.2)	(47.6)
Deferred income taxes		9.4	(39.8)
Investment tax credits		(8.9)	(9.2)
Equity-settled share-based payments expense		23.4	18.6
Defined benefit pension plans		25.8	4.5
Other non-current liabilities		(4.8)	(7.3)
Derivative financial assets and liabilities – net		(37.0)	(17.5)
Gain on remeasurement of previously held equity interest	7	(72.6)	—
Other		12.5	23.8
Changes in non-cash working capital	11	108.2	(40.4)
Net cash provided by operating activities		$573.8	$351.7
Investing activities
Business combinations, net of cash acquired	2	$(308.0)	$—
Property, plant and equipment expenditures	4	(247.2)	(238.1)
Proceeds from disposal of property, plant and equipment		3.3	3.7
Intangible assets expenditures	4	(70.3)	(105.8)
Net payments to equity accounted investees		(5.0)	(40.5)
Dividends received from equity accounted investees		28.7	30.3
Other		(5.2)	(7.2)
Net cash used in investing activities		$(603.7)	$(357.6)
Financing activities
Net proceeds from (repayment of) borrowing under revolving credit facilities		$97.7	$(407.8)
Proceeds from long-term debt	8	314.7	426.1
Repayment of long-term debt		(237.8)	(41.1)
Repayment of lease liabilities		(42.8)	(57.0)
Net proceeds from the issuance of common shares		50.2	7.6
Repurchase and cancellation of common shares	10	(21.3)	—
Other		(0.9)	—
Net cash provided by (used in) financing activities		$159.8	$(72.2)
Effect of foreign currency exchange differences on cash and cash equivalents		$12.5	$(15.0)
Net increase (decrease) in cash and cash equivalents		$142.4	$(93.1)
Cash and cash equivalents, beginning of period		160.1	217.6
Cash and cash equivalents, end of period		$302.5	$124.5

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

34 I CAE Third Quarter Report 2025

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unaudited)
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on February 13, 2025.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF MATERIAL ACCOUNTING POLICIES
Nature of operations
CAE equips people in critical roles with the expertise and solutions to create a safer world. As a technology company, CAE digitalizes the physical world, deploying software-based simulation training and critical operations support solutions.

CAE Inc. and its subsidiaries’ (CAE or the Company) operations are managed through two segments:

(i)Civil Aviation – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions;
(ii)Defense and Security – A global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security.

CAE Inc. is incorporated and domiciled in Canada with its registered and main office located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Company’s business, revenues and cash flows are affected by certain seasonal trends. In the Civil Aviation segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less, thus, driving lower revenues. In the Defense and Security segment, revenue and cash collection is not as consistent across quarters throughout the year as contract awards and availability of funding are influenced by customers’ budget cycles.

Basis of preparation
The material accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2024. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2024.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook ‑ Accounting, IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

CAE Inc.’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency.

New and amended standards adopted by the Company
Amendments to IAS 1 - Presentation of Financial Statements
In January 2020, IASB issued a narrow-scope amendment to IAS 1 – Presentation of Financial Statements, which clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability or events after the reporting date. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

In October 2022, the IASB issued amendments to IAS 1 – Presentation of Financial Statements, which specify that for long-term debt with covenants to be complied with after the reporting date, such covenants do not affect the classification of debt as current or non‑current at the reporting date, but do require disclosures in the notes to the financial statements.

Amendments to IFRS 16 – Leases
In September 2022, IASB issued amendments to IFRS 16 – Leases, which requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease.
CAE Third Quarter Report 2025 I 35

Notes to the Consolidated Interim Financial Statements

Amendments to IAS 7 – Statement of Cash Flows, and IFRS 7 – Financial Instruments: disclosures
In May 2023, IASB issued amendments to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: disclosure, which introduces disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments provide a transition relief whereby an entity is not required to provide the disclosures, otherwise required by the amendments, for any interim period in the year of initial application of the amendments. The Company has elected to apply the transition relief to its consolidated interim financial statements.

These amendments to accounting standards were applied for the first time on April 1, 2024, but did not have a significant impact on the consolidated interim financial statements of the Company.

Use of judgements, estimates and assumptions
The preparation of the consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses for the period reported. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2024.

NOTE 2 – BUSINESS COMBINATIONS
SIMCOM Aviation Training
On November 5, 2024, the Company increased its ownership stake in its existing SIMCOM Aviation Training (SIMCOM) joint venture by purchasing an additional interest from Volo Sicuro for a cash consideration of $322.8 million (US$232.3 million), subject to customary adjustments.

As a result, the Company obtained control over SIMCOM’s four training centres located in the U.S. providing pilot training across multiple business aviation aircraft platforms. Additionally, CAE and SIMCOM have extended their current exclusive business aviation training services agreement with Flexjet, LLC, a related party of Volo Sicuro, and its affiliates by five years, bringing the remaining exclusivity period to 15 years.

Prior to acquiring control, the Company's 50% ownership in SIMCOM was accounted for using the equity method. The change in control provided for the remeasurement of the previously held equity interest in SIMCOM to its fair value. The fair value of the Company's previously held equity interest in SIMCOM was determined by applying a non-controlling discount to the consideration paid on the acquisition date and was valued at $230.6 million. As a result, the Company recorded a net remeasurement gain of $72.6 million (Note 7).

As at December 31, 2024, the preliminary determination of the fair value of the net assets acquired and liabilities assumed arising from the SIMCOM acquisition are as follows:

SIMCOM
Current assets, excluding cash on hand	$13.2
Current liabilities	(19.7)
Property, plant and equipment	136.5
Right-of-use assets	127.6
Intangible assets	504.9
Deferred tax	(29.4)
Long-term debt, including current portion	(158.5)
Non-current liabilities	(13.6)
Fair value of net assets acquired, excluding cash acquired	$561.0
Cash acquired	14.8
Total purchase consideration	$575.8
Settlement of pre-existing balances with SIMCOM	(22.4)
Fair value of the Company's previously held equity interest in SIMCOM	(230.6)
Total cash consideration paid on acquisition date	$322.8

The preliminary fair value of the acquired intangible assets amounts to $504.9 million and consists of goodwill of $380.8 million (non‑deductible for tax purposes), customer relationships of $123.2 million and other intangibles of $0.9 million. The goodwill arising from this acquisition is attributable to the expansion of CAE's customer installed base of business aviation flight simulators, market capacity and expected synergies from combining operations.

The net assets acquired, including intangible assets, of SIMCOM are included in the Civil Aviation segment.

The purchase price allocation is preliminary as at December 31, 2024.

36 I CAE Third Quarter Report 2025

Notes to the Consolidated Interim Financial Statements

NOTE 3 – DISCONTINUED OPERATIONS
During the fourth quarter of fiscal 2024, the Company closed the sale of its Healthcare business to Madison Industries. At the time of issuance of the consolidated interim financial statements, the Company is engaged in a dispute with Madison Industries, which is claiming up to approximately $60 million in final price adjustments. For additional information, refer to Note 12.

The net (loss) income and other comprehensive loss from discontinued operations are as follows:

	Three months ended		Nine months ended
	December 31		December 31
	2024	2023	2024	2023
Revenue	$—	$36.0	$—	$116.9
Expenses	—	34.3	—	110.5
Operating Income	$—	$1.7	$—	$6.4
Transaction costs	—	2.2	—	2.2
Finance expense	—	1.1	—	3.0
(Loss) earnings before income taxes	$—	$(1.6)	$—	$1.2
Income tax expense	—	0.3	—	0.4
Net (loss) income from discontinued operations	$—	$(1.9)	$—	$0.8

	Three months ended		Nine months ended
	December 31		December 31
	2024	2023	2024	2023
Foreign currency exchange differences on translation of foreign operations	$—	$(3.2)	$—	$(1.7)
Other comprehensive loss from discontinued operations	$—	$(3.2)	$—	$(1.7)
No amount of net (loss) income and other comprehensive loss from discontinued operations are attributable to non‑controlling interest.

The net cash flows from discontinued operations are as follows:

	Nine months ended
	December 31
	2024	2023
Operating activities	$—	$6.0
Investing activities	—	(12.3)
Financing activities	—	(1.1)
Net cash flows used in discontinued operations	$—	$(7.4)

CAE Third Quarter Report 2025 I 37

Notes to the Consolidated Interim Financial Statements
NOTE 4 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its two segments: Civil Aviation and Defense and Security. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. Adjusted segment operating income is calculated by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance.

The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

			Defense
	Civil Aviation		and Security		Total
Three months ended December 31	2024	2023	2024	2023	2024	2023
External revenue	$752.6	$622.1	$470.8	$472.4	$1,223.4	$1,094.5
Depreciation and amortization	80.1	70.7	26.2	23.6	106.3	94.3
Share of after-tax profit of equity accounted investees	13.8	13.9	5.4	2.8	19.2	16.7
Operating income	223.4	101.0	39.2	20.6	262.6	121.6
Adjusted segment operating income	150.8	124.2	39.2	20.9	190.0	145.1

			Defense
	Civil Aviation		and Security		Total
Nine months ended December 31	2024	2023	2024	2023	2024	2023
External revenue	$1,980.9	$1,735.0	$1,451.6	$1,421.5	$3,432.5	$3,156.5
Depreciation and amortization	228.1	202.1	76.1	70.4	304.2	272.5
Share of after-tax profit of equity accounted investees	47.9	38.8	15.3	8.8	63.2	47.6
Operating income	407.9	295.0	81.4	52.6	489.3	347.6
Adjusted segment operating income	373.1	357.5	100.1	66.5	473.2	424.0

Reconciliation of adjusted segment operating income is as follows:

			Defense
	Civil Aviation		and Security			Total
Three months ended December 31	2024	2023	2024	2023	2024	2023
Operating income	$223.4	$101.0	$39.2	$20.6	$262.6	$121.6
Restructuring, integration and acquisition costs (Note 6)	—	23.2	—	0.3	—	23.5
Gain on fair value remeasurement of SIMCOM (Note 7)	(72.6)	—	—	—	(72.6)	—
Adjusted segment operating income	$150.8	$124.2	$39.2	$20.9	$190.0	$145.1

			Defense
	Civil Aviation		and Security			Total
Nine months ended December 31	2024	2023	2024	2023	2024	2023
Operating income	$407.9	$295.0	$81.4	$52.6	$489.3	$347.6
Restructuring, integration and acquisition costs (Note 6)	37.8	62.5	18.7	13.9	56.5	76.4
Gain on fair value remeasurement of SIMCOM (Note 7)	(72.6)	—	—	—	(72.6)	—
Adjusted segment operating income	$373.1	$357.5	$100.1	$66.5	$473.2	$424.0

38 I CAE Third Quarter Report 2025

Notes to the Consolidated Interim Financial Statements

Capital expenditures by segment, which consist of property, plant and equipment expenditures and intangible assets expenditures (excluding those acquired in business combinations), are as follows:

	Three months ended December 31		Nine months ended December 31
	2024	2023	2024	2023
Civil Aviation	$71.2	$87.7	$219.8	$244.2
Defense and Security	43.7	24.5	97.7	87.4
Discontinued operations (Note 3)	—	6.9	—	12.3
Total capital expenditures	$114.9	$119.1	$317.5	$343.9

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	December 31	March 31
	2024	2024
Assets employed
Civil Aviation	$7,131.8	$6,131.8
Defense and Security	2,962.0	2,869.3
Assets not included in assets employed by segment	989.6	833.0
Total assets	$11,083.4	$9,834.1
Liabilities employed
Civil Aviation	$1,357.5	$1,260.1
Defense and Security	920.2	828.1
Liabilities not included in liabilities employed by segment	4,046.8	3,443.3
Total liabilities	$6,324.5	$5,531.5

Products and services information
The Company's revenue from external customers for its products and services are as follows:

	Three months ended December 31		Nine months ended December 31
	2024	2023	2024	2023
Products	$485.6	$382.3	$1,357.8	$1,075.6
Training, software and services	737.8	712.2	2,074.7	2,080.9
Total external revenue	$1,223.4	$1,094.5	$3,432.5	$3,156.5

CAE Third Quarter Report 2025 I 39

Notes to the Consolidated Interim Financial Statements
Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments, deferred tax assets and employee benefits assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.

	Three months ended December 31		Nine months ended December 31
	2024	2023	2024	2023
External revenue
Canada	$145.5	$110.5	$357.0	$321.2
United States	547.8	511.4	1,621.6	1,514.2
United Kingdom	67.9	66.5	207.4	191.9
Rest of Americas	32.0	26.0	106.6	72.4
Europe	182.3	173.6	484.9	493.2
Asia	214.9	164.8	542.6	445.8
Oceania and Africa	33.0	41.7	112.4	117.8
	$1,223.4	$1,094.5	$3,432.5	$3,156.5

		December 31		March 31
			2024	2024
Non-current assets other than financial instruments, deferred tax assets and employee benefits assets
Canada			$1,544.0	$1,527.7
United States			4,563.8	3,623.5
United Kingdom			369.8	360.5
Rest of Americas			194.1	201.9
Europe			1,054.7	985.5
Asia			587.0	532.0
Oceania and Africa			187.9	108.9
			$8,501.3	$7,340.0

NOTE 5 – OTHER (GAINS) AND LOSSES

	Three months ended December 31		Nine months ended December 31
	2024	2023	2024	2023
Net loss (gain) on foreign currency exchange differences	$0.5	$(4.8)	$(1.5)	$(3.3)
Settlement gain on annuity purchase transaction	—	—	—	(5.2)
Other	(0.6)	—	(2.2)	0.1
Other (gains) and losses	$(0.1)	$(4.8)	$(3.7)	$(8.4)

40 I CAE Third Quarter Report 2025

Notes to the Consolidated Interim Financial Statements

NOTE 6 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

	Three months ended December 31		Nine months ended December 31
	2024	2023	2024	2023
Integration and acquisition costs	$—	$23.0	$11.5	$64.9
Severances and other employee related costs	—	0.5	33.9	11.5
Impairment of non-financial assets – net	—	—	5.2	—
Other costs	—	—	5.9	—
Total restructuring, integration and acquisition costs	$—	$23.5	$56.5	$76.4

During the fourth quarter of fiscal 2024, the Company announced that it would streamline its operating model and portfolio, optimize its cost structure and create efficiencies. This restructuring program was completed in the second quarter of fiscal 2025. For the nine months ended December 31, 2024, costs related to this restructuring program totalled $40.6 million and included $29.4 million of severances and other employee related costs and $5.2 million of impairment of non-financial assets. Impairment of non-financial assets primarily included the impairment of property, plant and equipment, intangible assets and right‑of‑use assets related to the termination of certain product offerings within the Civil Aviation segment.

In the second quarter of fiscal 2025, the integration activities associated with the fiscal 2022 acquisition of Sabre's AirCentre airline operations portfolio (AirCentre) were completed. For the three and nine months ended December 31, 2024, restructuring, integration and acquisition costs associated with AirCentre amounted to nil and $15.9 million (2023 ‑ $22.6 million and $61.1 million), respectively.

NOTE 7 – GAIN ON REMEASUREMENT OF PREVIOUSLY HELD EQUITY INTEREST
Gain on fair value remeasurement of SIMCOM
On November 5, 2024, the Company increased its ownership stake in its existing SIMCOM joint venture, obtaining control of the entity (Note 2). Prior to acquiring control, the Company's 50% ownership in SIMCOM was accounted for using the equity method. The change in control provided for the remeasurement of the previously held equity interest in SIMCOM to its fair value with any difference compared to the carrying value to be recognized as a gain or loss in the income statement, as well as the derecognition of a portion of Civil Aviation's goodwill, based on the relative fair value of the previously held equity interest in SIMCOM compared to the cash generating unit included in the Civil Aviation segment. As a result, the Company recorded a net remeasurement gain of $72.6 million, including the derecognition of goodwill and associated cumulative foreign exchange differences of $29.4 million and $7.7 million, respectively, and other costs of $5.3 million.

NOTE 8 – DEBT FACILITIES AND FINANCE EXPENSE – NET

	Three months ended December 31		Nine months ended December 31
	2024	2023	2024	2023
Finance expense:
Long-term debt (other than lease liabilities)	$40.3	$41.3	$116.1	$122.2
Lease liabilities	11.2	7.2	30.1	18.9
Royalty obligations	1.5	1.8	4.4	5.2
Employee benefits obligations	0.2	0.5	0.5	1.3
Other	9.5	7.8	27.0	22.9
Borrowing costs capitalized	(0.9)	(2.0)	(3.9)	(5.3)
Finance expense	$61.8	$56.6	$174.2	$165.2
Finance income:
Loans and investment in finance leases	$(3.5)	$(2.7)	$(10.4)	$(7.9)
Other	(1.7)	(1.5)	(4.8)	(4.7)
Finance income	$(5.2)	$(4.2)	$(15.2)	$(12.6)
Finance expense – net	$56.6	$52.4	$159.0	$152.6

Revolving credit facility extension
In September 2024, the Company extended the maturity date of its US$1.0 billion unsecured revolving credit facility until September 2028.

Term loan
In December 2024, the Company entered into an unsecured term loan agreement with a syndicated group of banks amounting to US$200.0 million maturing in June 2026, bearing interest at a variable rate.

Unsecured senior notes
In December 2024, the Company repaid unsecured senior notes of US$127.0 million.
CAE Third Quarter Report 2025 I 41

Notes to the Consolidated Interim Financial Statements
NOTE 9 – GLOBAL MINIMUM TAX (PILLAR TWO)
As at December 31, 2024, various countries where the Company operates have enacted the global minimum top-up income tax under Pillar Two tax legislation into domestic tax legislation. The top-up income tax relates to the Company’s operations in the United Arab Emirates and Hungary where the statutory income tax rates are below the 15% determined by the Pillar Two rules. For the three and nine months ended December 31, 2024, the Company recognized a current income tax expense related to the Pillar Two tax of $0.7 million and $2.0 million, respectively. The Company has applied a temporary mandatory exception to recognize and disclose information about deferred income tax assets and liabilities arising from jurisdictions implementing the global minimum tax rules.

NOTE 10 – SHARE CAPITAL AND EARNINGS PER SHARE
Share capital
Repurchase and cancellation of common shares
On May 27, 2024, the Company received regulatory approval for a normal course issuer bid program (NCIB) to purchase, for cancellation, up to 15,932,187 of its common shares. The NCIB began on May 30, 2024 and will end on May 29, 2025 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the NYSE, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended December 31, 2024, no common shares were repurchased under the NCIB. During the nine months ended December 31, 2024, the Company repurchased and cancelled a total of 856,230 common shares under the NCIB, at a weighted average price of $24.85 per common share, for a total consideration of $21.3 million.

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended December 31		Nine months ended December 31
	2024	2023	2024	2023
Weighted average number of common shares outstanding	319,021,553	318,280,114	318,776,416	318,154,210
Effect of dilutive stock options and other equity-settled share-based payments	793,907	803,129	463,843	882,082
Weighted average number of common shares outstanding
for diluted earnings per share calculation	319,815,460	319,083,243	319,240,259	319,036,292

For the three months ended December 31, 2024, stock options to acquire 1,845,100 common shares (2023 – 2,068,885) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect. For the nine months ended December 31, 2024, stock options to acquire 2,841,731 common shares (2023 – 2,056,129) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

NOTE 11 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

	Nine months ended December 31
	2024	2023
Accounts receivable	$122.2	$21.2
Contract assets	32.4	38.6
Inventories	2.6	(92.5)
Prepayments	(23.8)	(15.0)
Income taxes	(63.6)	(12.3)
Accounts payable and accrued liabilities	(52.8)	(2.3)
Provisions	(6.3)	(6.7)
Contract liabilities	97.5	28.6
	$108.2	$(40.4)

Supplemental information:

	Nine months ended December 31
	2024	2023
Interest paid	$150.1	$139.5
Interest received	15.3	12.4
Income taxes paid	82.9	59.1
42 I CAE Third Quarter Report 2025

Notes to the Consolidated Interim Financial Statements
NOTE 12 – CONTINGENCIES
Dispute relating to final price adjustments for the sale of CAE’s Healthcare business
During the fourth quarter of fiscal 2024, the Company closed the sale of its Healthcare business to Madison Industries. The total consideration is subject to post-closing price adjustments, including on account of working capital. At the time of issuance of the consolidated interim financial statements, the Company is engaged in a dispute with Madison Industries, which is claiming up to approximately $60 million in final price adjustments.

While there can be no assurance whether any amount will be payable by the Company as a result of the dispute, no amount has been recognized in the Company’s financial statements for any potential losses arising from this dispute as at December 31, 2024, as the Company believes that there are strong grounds for defence and will vigorously defend its position.

Class action proceeding
On July 16, 2024, the Company was served with an Application for authorization to bring an action pursuant to Section 225.4 of the Securities Act (Québec) and application for authorization to institute a class action before the Superior Court of Québec in the district of Montréal against the Company and certain of the Company’s officers. The application and action are sought on behalf of purchasers of the Company's common shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages.

The Company has strong legal defences to the proceeding and intends to defend the case vigorously. Based on the preliminary nature of the proceeding and the inherent uncertainty of litigation, it is not possible to predict the final outcome or the timing of the proceeding or to determine the amount of any potential losses resulting therefrom, if any. As such, no amounts have been provisioned in the Company’s financial statements with respect to the proceeding.

NOTE 13 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

CAE Third Quarter Report 2025 I 43

Notes to the Consolidated Interim Financial Statements
The carrying values and fair values of financial instruments, by category, are as follows:

		December 31			March 31
			2024		2024
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$302.5	$302.5	$160.1	$160.1
Equity swap agreements	Level 2	15.3	15.3	(15.8)	(15.8)
Forward foreign currency contracts	Level 2	(3.0)	(3.0)	(0.6)	(0.6)
Derivative assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	(12.0)	(12.0)	4.8	4.8
Forward foreign currency contracts	Level 2	(40.2)	(40.2)	(8.7)	(8.7)
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	492.9	492.9	570.8	570.8
Investment in finance leases	Level 2	146.4	137.6	147.9	140.3
Other non-current assets(2)	Level 2	54.1	54.1	47.0	47.0
Accounts payable and accrued liabilities(3)	Level 2	(856.4)	(856.4)	(775.8)	(775.8)
Total long-term debt(4)	Level 2	(2,886.5)	(2,892.2)	(2,529.9)	(2,524.4)
Other non-current liabilities(5)	Level 2	(85.3)	(75.2)	(87.1)	(78.0)
Financial assets measured at FVOCI
Equity investments	Level 3	1.4	1.4	1.4	1.4
		$(2,870.8)	$(2,875.2)	$(2,485.9)	$(2,478.9)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

During the nine months ended December 31, 2024, there were no significant changes in level 3 financial instruments.

44 I CAE Third Quarter Report 2025